Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated January 27, 2016

Relating to Preliminary Prospectus dated January 19, 2016

Registration No. 333-207459

BeiGene, Ltd.

This free writing prospectus relates to the initial public offering of the American Depositary Shares (the “ADSs”) of BeiGene, Ltd. and should be read together with the preliminary prospectus dated January 19, 2016 (the “Preliminary Prospectus”) that was included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-207459) relating to the initial public offering of the ADSs contemplated therein. On January 27, 2016, we filed Amendment No. 4 to the Registration Statement on Form S-1 relating to this initial public offering of ADSs (“Amendment No. 4”) which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1651308/000104746916009883/a2227162zs-1a.htm

All references in this prospectus to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “¥” and “RMB,” mean Renminbi, unless otherwise noted. All references to “PRC” or “China” in this prospectus refer to the People’s Republic of China.

The information set forth below from Amendment No. 4 reflects the election of a new director and the automatic exchange, effective immediately prior to the closing of this offering, of the outstanding unpaid principal and interest of a senior note we issued to Merck Sharp & Dohme Research GmbH on February 2, 2011 and supplements and updates the information contained in the Preliminary Prospectus. All page number references refer to Amendment No. 4.

Update to Indication of Interest Disclosures

The relevant disclosures found on the cover and pages 10 and 247 of the Preliminary Prospectus regarding an indication of interest in the offering by two existing shareholders have been updated to reflect that the interest expressed by Hillhouse BGN Holdings Limited also includes its affiliates.

Update to “Recent Developments” on page 6

The first sentence of the section of the Preliminary Prospectus captioned "Prospectus Summary—Recent Developments" has been revised as follows:

We expect that as of December 31, 2015, our cash and cash equivalents and short-term investments were between $100 million and $103 million.

The disclosure set forth in this section has been revised to add the following:

On February 2, 2011, we issued an 8% senior note for an aggregate principal amount of $10 million to Merck Sharp & Dohme Research GmbH, or MSD. On January 26, 2016, we entered into a note amendment and exchange agreement with MSD to extend the maturity date of this note to May 2, 2016. In addition, if this offering occurs on or prior to May 2, 2016, subject to certain limitations, the outstanding unpaid principal and interest of this note as of the effectiveness date of this registration statement, or the Exchanged Balance, will be automatically exchanged, effective immediately prior to the closing of this offering, into up to a number of our ordinary shares equal to the quotient of (1) the Exchanged Balance divided by (2) the per ordinary share public offering price in this offering.

Update to “The Offering” on pages 9–11

The disclosure set forth in the section of the Preliminary Prospectus captioned “Prospectus Summary—The Offering” has been revised to reflect the following:

Ordinary shares outstanding immediately after this offering has been increased from 387,664,735 to 395,760,344 shares.

The disclosure set forth in the second sentence of the “Use of proceeds” row in the table on page 9 has been revised to read as follows:

We expect to use the net proceeds from this offering to develop our drug candidates and for working capital and other general corporate purposes.

The disclosure set forth in the last sentence and related bulletpoints on page 11 has been revised to reflect the following:

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•      the effectiveness of our amended and restated memorandum and articles of association, which will occur immediately prior to the closing of this offering;

•      the conversion of all of our outstanding 199,990,641 preferred shares into 199,990,641 ordinary shares upon the closing of this offering;

•      the exchange of the outstanding balance of the senior promissory note as of September 30, 2015 into 8,095,609 ordinary shares upon the closing of this offering, computed based upon an assumed initial public offering price of $23.00 per ADS, the midpoint of the estimated price range set forth on the cover page of this prospectus;

•      no issuance or exercise of share options or warrants on or after September 30, 2015; and

•      no exercise by the underwriters of their option to purchase up to an additional 825,000 ADSs in this offering.

based upon an assumed initial public offering price of $23.00 per ADS, the midpoint of the estimated price range set forth on the cover page of this prospectus.

Update to “Summary Financial Data” on page 14

The tabular disclosure set forth in the section of the Preliminary Prospectus captioned “Prospectus Summary—Summary Financial Data” has been revised as follows:

	As of September 30, 2015
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(unaudited) (in thousands)
Balance sheet data:
Cash and cash equivalents	$27,450	$27,450	$142,638
Short-term investments	93,894	93,894	93,894
Working capital	99,894	114,217	114,217
Total assets	135,608	135,608	250,796
Senior promissory note	14,323	—	—
Total liabilities	35,531	21,208	21,208
Preferred shares	176,084	—	—
Total shareholders’ (deficit) equity	(76,007)	114,400	229,588

(1)                                 Pro forma balance sheet data give effect to (i) the conversion of all outstanding shares of our preferred shares into an aggregate of 199,990,641 ordinary shares upon the completion of this offering, and (ii) the exchange of the outstanding balance of the senior promissory note into 8,095,609 ordinary shares upon the completion of this offering, computed based upon an assumed initial public offering price of $23.00 per ADS, the midpoint of the estimated price range set forth on the cover page of this prospectus.

(2)                                 Pro forma as adjusted basis gives effect to (i) the conversion of all of our preferred shares into 199,990,641 ordinary shares upon the completion of this offering, (ii) the exchange of the outstanding balance of the senior promissory note into 8,095,609 ordinary shares upon the completion of this offering, computed based upon an assumed initial public offering price of $23.00 per ADS, the midpoint of the estimated price range set forth on the cover page of this prospectus, and (iii) the sale of 71,500,000 ordinary shares in the form of 5,500,000 ADSs by us in this offering at an assumed initial public offering price of $23.00 per ADS, the midpoint of the estimated range of the initial public offering price set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)                                 A $1.00 increase (decrease) in the assumed initial public offering price of $23.00 per ADS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total shareholders’ equity by $5.12 million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 ADSs in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total shareholders’ equity by $21.39 million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted data above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

Update to “Risk Factors”

The disclosure set forth in two risk factors on pages 82 and 83–84, respectively, in the section of the Preliminary Prospectus captioned “Risk Factors” has been updated in its entirety to read as follows:

Substantial future sales or perceived potential sales of the ADSs, ordinary shares or other equity securities in the public market could cause the price of the ADSs to decline significantly.

Sales of the ADSs, ordinary shares or other equity securities in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. Upon completion of this offering, we will have 395,760,344 ordinary shares outstanding, including 71,500,000 ordinary shares represented by 5,500,000 ADSs, assuming the underwriters do not exercise their option to purchase additional shares, of which 10,685,166 of our ordinary shares, representing 2.7% of our outstanding ordinary shares immediately after this offering, will not be subject to lock-up agreements and may be freely converted into ADSs after this offering from time to time. All ADSs representing our ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act. The ordinary shares outstanding after this offering will be available for sale, upon the expiration of the lock-up periods described elsewhere in this prospectus beginning from the date of this prospectus (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the applicable lock-up period at the discretion of one of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs could decline significantly.

Certain major holders of our ordinary shares will have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of the ADSs to decline significantly.

As the public offering price is substantially higher than our net tangible book value per ordinary share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of $15.46 per ADS (assuming no exercise of outstanding options to acquire ordinary shares and no exercise of the underwriters’ option to purchase additional ADSs), representing the difference between our pro forma net tangible book value per ADS as of September 30, 2015, after giving effect to this offering, and the assumed public offering price of $23.00 per ADS (which is the mid-point of the estimated public offering price range set forth on the cover of this prospectus). In addition, you will experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. All of the ordinary shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS basis that is less than the public offering price per ADS in this offering.

We added the following risk factor to page 89 of the Preliminary Prospectus:

If you are a “Ten Percent Shareholder,” you may be subject to adverse U.S. federal income tax consequences if we are classified as a Controlled Foreign Corporation.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. A non-U.S. corporation generally will be classified as a CFC for U.S federal income tax purposes if Ten Percent Shareholders own in the aggregate, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a U.S. person (as defined by the Internal Revenue Code of 1986, as amended), who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. We may currently be a CFC and/or we may be a CFC after the completion of the offering. Holders are urged to consult their own tax advisors with respect to our potential CFC status and the consequences thereof.

Update to “Use of Proceeds” on page 92

The disclosure set forth in the third paragraph of the section of the Preliminary Prospectus captioned “Use of Proceeds” has been updated in its entirety to read as follows:

The principal purposes of this offering are to increase our financial flexibility, create a public market for the ADSs, and to facilitate our access to the public equity markets. We currently expect to use the net proceeds from this offering as follows:

•                  approximately $35 million for the ongoing dose-expansion phase of our clinical trial, other planned signal-seeking monotherapy and combination trials, as well as potentially initiating a registrational trial for BGB-3111;

•                  approximately $12 million for the ongoing dose-expansion phase of our clinical trial, and other planned monotherapy and combination trials for BGB-283;

•                  approximately $9 million for the ongoing dose-escalation phase of our clinical trial, the planned expansion phase of our clinical trial, and other planned monotherapy and combination studies for BGB-290;

•                  approximately $23 million for the ongoing dose-escalation phase of our clinical trial, the planned expansion phase of our clinical trial, and other planned monotherapy and combination studies for BGB-A317;

•                  approximately $22 million for supporting our research and development infrastructure and the early development of our preclinical candidates; and

•                  the remainder for working capital, capital expenditure and general corporate purposes, including the potential acquisition and re-acquisition of product rights.

Update to “Capitalization” on page 95

The disclosure set forth in the first paragraph and accompanying table section of the Preliminary Prospectus captioned “Capitalization” has been updated in its entirety to read as follows:

The following table sets forth our cash and cash equivalents, short term investments, senior promissory note and capitalization as of September 30, 2015:

•                  on an actual basis;

•                  on a pro forma basis to give effect to (1) the conversion of all of our outstanding preferred shares into an aggregate of 199,990,641 ordinary shares upon the closing of this offering, (2) the exchange of the outstanding balance of the senior promissory note into 8,095,609 ordinary shares upon the closing of this offering, computed based upon an assumed initial public offering price of $23.00 per ADS, the midpoint of the estimated price range set forth on the cover page of this prospectus, and (3) the effectiveness of our amended and restated memorandum and articles of association, which will occur immediately prior to the closing of this offering; and

•                  on a pro forma as adjusted basis to give further effect to our sale in this offering of 5,500,000 ADSs at an assumed initial public offering price of $23.00 per ADS, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

You should read the following table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of American Depositary Shares,” and the financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2015
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited) (in thousands, except share and per share amounts)
Cash and cash equivalents	$27,450	$27,450	$142,638
Short-term investments	$93,894	$93,894	$93,894
Senior promissory note	$14,323	$—	$—
Series A preferred shares, $0.0001 par value; 120,000,000 shares authorized, 116,785,517 issued and outstanding (actual); no shares authorized, issued or outstanding (pro forma and pro forma as adjusted)	$78,809	—	—
Series A-2 preferred shares, $0.0001 par value; 100,000,000 shares authorized, 83,205,124 issued and outstanding (actual); no shares authorized, issued or outstanding (pro forma and pro forma as adjusted)	97,275	—	—
Shareholders’ (deficit) equity:
Ordinary shares, $0.0001 par value; 500,000,000 shares authorized, 116,174,094(1) shares issued and outstanding (actual), 9,500,000,000 shares authorized, 324,260,344 shares issued and outstanding (pro forma); 9,500,000,000 shares authorized, 395,760,344 shares issued and outstanding (pro forma as adjusted)	12	32	40
Undesignated shares, $0.0001 par value; no shares authorized, issued or outstanding (actual); 500,000,000 shares authorized and no shares issued or outstanding (pro forma and pro forma as adjusted)	—	—	—
Additional paid-in capital	16,059	206,446	321,626
Accumulated other comprehensive income	(1,133)	(1,133)	(1,133)
Accumulated deficit	(90,945)	(90,945)	(90,945)
Total shareholders’ (deficit) equity	(76,007)	114,400	229,588
Total capitalization	$100,077	$114,400	$229,588

(1)                                 Shares issued and outstanding include 177,778 issued but unvested restricted shares as of September 30, 2015.

Update to “Dilution” on pages 97–100

The disclosure set forth in the section of the Preliminary Prospectus captioned “Dilution” has been updated in its entirety to read as follows:

If you invest in the ADSs in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the pro forma as adjusted net tangible book value per ADS immediately after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our preferred shares which will convert into our ordinary shares concurrently with the closing of this offering.

Our net tangible book value as of September 30, 2015 was $100.1 million, or $0.86 per outstanding ordinary share as of that date, and $11.18 per ADS. Net tangible book value represents our total tangible assets less our total tangible liabilities. Pro forma net tangible book value per ordinary share is calculated after giving effect to the conversion of all of our issued and outstanding preferred shares and the exchange of the outstanding balance of the senior promissory note into ordinary shares. Pro forma as adjusted net tangible book value per ordinary share is calculated after giving effect to the conversion of all our issued and outstanding preferred shares , the exchange of the outstanding balance of the senior promissory note into ordinary shares and the issuance of ordinary shares in the form of ADSs by us in this offering. Dilution is determined by subtracting pro forma as adjusted net tangible book value per ordinary share from the public offering price per ordinary share.

Without taking into account any other changes in net tangible book value after September 30, 2015, other than to give effect to (1) the conversion of all of our issued and outstanding preferred shares into 199,990,641 of our ordinary shares concurrently with the closing of this offering, (2) the exchange of the outstanding balance of the senior promissory note as of September 30, 2015 into 8,095,609 ordinary shares upon the closing of this offering, computed based upon an assumed initial public offering price of $23.00 per ADS, the midpoint of the estimated price range set forth on the cover page of this prospectus, and (3) the issuance and sale by us of 71,500,000 ordinary shares in the form of 5,500,000 ADSs in this offering at an assumed initial public offering price of $23.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2015 would have been $229.59 million, or $0.58 per outstanding ordinary share and $7.54 per ADS. This represents an immediate increase in pro forma net tangible book value of $0.23 per ordinary share and $2.99 per ADS to the existing shareholders and an immediate dilution in net tangible book value of $1.19 per ordinary share and $15.46 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Share		Per ADS
Assumed initial public offering price per share		$1.77		$23.00
Historical net tangible book value per share as of September 30, 2015	$0.86		$11.18
Pro forma decrease in net tangible book value per share as of September 30, 2015	(0.51)		(6.63)
Pro forma net tangible book value per share as of September 30, 2015	0.35		4.55
Increase in pro forma net tangible book value per share attributable to new investors	0.23		2.99
Pro forma as adjusted net tangible book value per share after this offering		0.58		7.54
Dilution per share to investors participating in this offering		$1.19		$15.46

A $1.00 increase (decrease) in the assumed initial public offering price of $23.00 per ADS would increase (decrease) the dilution to new investors by $0.06 per ordinary shares and $0.78 per ADS, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. Similarly, each increase (decrease) of 1,000,000 ADSs offered by us would increase (decrease) the dilution to new investors by $0.04 per ordinary shares and $0.52 per ADS, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters exercise their option to purchase additional ADSs in full, the pro forma as adjusted net tangible book value would be $0.61 per ordinary shares and $7.91 per ADS, and the dilution in pro forma as adjusted net tangible book value to investors in this offering would be $1.16 per ordinary shares and $15.08 per ADS.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2015, the differences between existing shareholders, including holders of our preferred shares and senior promissory note exchangeable into ordinary shares, and new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $23.00 per ADS, the midpoint of the price range set forth on the cover of this prospectus. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price per	Average
	Number	Percent	Amount	Percent	Ordinary Share	Price per ADS
Existing shareholders(1)	324,260,344	82%	$206,478,000	62%	$0.64	$8.32
New investors(1)	71,500,000	18%	$126,500,000	38%	$1.77	$23.00
Total	395,760,344	100%	$332,978,000	100%

(1)                                 Certain of our existing shareholders have indicated an interest in purchasing up to 50% of the ADSs in this offering at the initial public offering price. The presentation in this table regarding ownership by existing shareholders does not give effect to any potential purchases in this offering by such shareholders.

The pro forma information discussed above is illustrative only. Our net tangible book value following the closing of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The above discussion and tables are based on 116,174,094 ordinary shares issued and outstanding as of September 30, 2015, including 177,778 issued but unvested restricted shares, and also reflects (1) the conversion of all outstanding preferred shares into an aggregate of 199,990,641 ordinary shares immediately prior to the closing of this offering and (2) the exchange of the outstanding balance of the senior promissory note as of September 30, 2015 into 8,095,609 ordinary shares upon the closing of this offering, computed based upon an assumed initial public offering price of $23.00 per ADS, the midpoint of the estimated price range set forth on the cover page of this prospectus, and excludes:

•                  30,679,677 shares issuable upon the exercise of options outstanding as of September 30, 2015 pursuant to our 2011 Plan at a weighted-average exercise price of $0.28 per share;

•                  66,773,251 shares reserved for future issuance under our 2016 Plan (which includes 1,743,656 shares reserved for issuance under our 2011 Plan as of September 30, 2015 that will become available under our 2016 Plan);

•                  15,200,667 shares issuable upon the exercise of options granted outside our 2011 Plan as of September 30, 2015, at an exercise price of $0.50 per share;

•                  668,127 shares issuable upon the exercise of warrants outstanding as of September 30, 2015 at an exercise price of $0.675 per share, which warrants prior to the closing of this offering are exercisable to purchase our Series A preferred shares;

•                  2,592,593 shares issuable upon the exercise of warrants outstanding as of September 30, 2015 at an exercise price of $0.675 per share, which warrants prior to the closing of this offering are exercisable to purchase our ordinary shares; and

•                  1,451,586 shares issuable upon the exercise of options outstanding as of September 30, 2015 at an exercise price of $0.675 per share, which options prior to the closing of this offering are exercisable to purchase our ordinary shares.

A $1.00 increase (decrease) in the assumed initial public offering price of $23.00 per ADS, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by new investors by approximately $5.12 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional ADSs in full, the number of ordinary shares held by existing shareholders will be reduced to 80% of the total number of ordinary shares to be outstanding after this offering, and the number of ordinary shares held by investors participating in this offering will be further increased to 82,225,000, or 20% of the total number of ordinary shares to be outstanding after this offering.

To the extent that outstanding options and warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our shareholders.

Update to “Management’s Discussion and Analysis of Financial Condition and Results of Operations”

The relevant disclosure set forth in the section of the Preliminary Prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Operations Overview—Expenses” on page 110 has been updated to read as follows:

Interest Expense, Net

Interest expense consists primarily of interest on our $10 million 8% senior promissory note maturing in May 2016 and $10 million 8% subordinated convertible promissory note, compounded annually, both issued to MSD in 2011. We also issued an aggregate principal amount of $3.1 million convertible promissory notes to several other investors in 2012 and 2014, all bearing interest of 8% per annum for the first three years and 15% per annum for the remaining term. In October 2014, we completed a Series A preferred share financing, as a result of which, the $10 million MSD subordinated convertible promissory note was automatically converted into 18,518,519 Series A preferred shares, and the other $3.1 million principal amount of convertible promissory notes, along with accrued interest was automatically converted into 5,470,705 Series A preferred shares. We recognized a gain on debt extinguishment of $2.9 million due to the forfeiture of interest upon the conversion, as only the principal amount of the Merck subordinated convertible promissory note was eligible for conversion.

Interest income is currently not considered significant to our financial statements but we expect interest income to increase following this offering as we invest the net proceeds from this offering pending their use in operations.

The relevant disclosure set forth in the second bulletpoint to the second paragraph of the section of the Preliminary Prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operation—Comparison of Nine Months Ended September 30, 2015 and 2014—Research and Development Expense” on page 112 has been updated to read as follows:

$7.8 million related to increased external research and development services mainly attributable to the expansion of clinical trials for BGB-3111 and BGB-283, preparation for clinical trials of BGB-A317, and preclinical studies for our additional RAF dimer inhibitor.

The relevant disclosure set forth in the ninth sentence of the first paragraph of the section of the Preliminary Prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on page 116 has been updated to read as follows:

We expect that as of December 31, 2015, our cash and cash equivalents and short-term investments were between $100 million and $103 million.

The first table set forth in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies and Significant Judgments and Estimates—Share-Based Compensation—Significant Factors, Assumptions and Methodologies Used in Determining Fair Value” on page 125 has been updated to read as follows:

	Nine Months Ended September 30,
	2015	2014
Risk-free interest rate	2.1–2.5%	1.5%–2.4%
Expected exercise multiple	2.8	2.2–2.8
Expected volatility	95%–107%	94%–103%
Expected dividend yield	0%	0%
Contractual life	10 years	10 years

The first sentence of the second paragraph of the same subsection on page 126 has been updated to read as follows:

As of September 30, 2015, there was $11.1 million of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested share-based awards which are expected to be recognized over a weighted-average period of 4.15 years.

Update to “Management” on pages 211–217

The relevant disclosures set forth in the section of the Preliminary Prospectus captioned “Management” have been updated to read as follows to reflect the election of a new director:

Directors and Executive Officers

Our executive officers and directors and their respective ages and positions as of January 27, 2016:

Name	Age	Position(s)
Executive Officers:
John V. Oyler	47	Founder, Chief Executive Officer and Chairman
Howard Liang, Ph.D.	52	Chief Financial Officer and Chief Strategy Officer
RuiRong Yuan, M.D.	55	Chief Medical Officer and President of Global Clinical Research and Development
Jason Yang, M.D., Ph.D.	51	Senior Vice President, Head of Clinical Development
Wendy Yan	50	Senior Vice President, Head of Regulatory Affairs
Non-Management Directors:
Michael Goller(1)	40	Director
Donald W. Glazer(1)	71	Director
Ranjeev Krishana(2)	41	Director
Ji Li*	47	Director
Ke Tang(3)	35	Director
Qingqing Yi(2)(3)	43	Director
Thomas Malley(3)	47	Director
Xiaodong Wang, Ph.D.	52	Director Nominee

*                                         Mr. Li intends to resign from our board of directors prior to the effectiveness of the registration statement.

(1)                                 Member of the Nominating and Corporate Governance Committee.

(2)                                 Member of the Compensation Committee.

(3)                                 Member of the Audit Committee.

Non-Employee Directors

Thomas Malley has served as a member of our board of directors since January 2016. Mr. Malley has served as President of Mossrock Capital, LLC, a private investment firm, since May 2007. Mr. Malley worked for Janus Mutual Funds in positions of increasing responsibility from April 1991 to May 2007. From January 1999 to May 2007, Mr. Malley served as the portfolio manager of the Janus Global Life Sciences Fund and also led the Janus Healthcare team of analysts. From 1991 to 1998, Mr. Malley served as an equity analyst for Janus covering, among others, healthcare and biotechnology stocks. Mr. Malley has been a director of OvaScience, Inc. since October 2012, and a director of Kura Oncology, Inc. since 2015. Previously, he served as a director of Synageva BioPharma Corp., a public biopharmaceutical company, from 2006 to 2015, until its acquisition by Alexion Pharmaceuticals, Inc., Puma Biotechnology, Inc., a public biopharmaceutical company, from 2011 to 2015, and Cougar Biotechnology, Inc., a public biopharmaceutical company, from 2007 to 2009, until its acquisition by Johnson and Johnson. Mr. Malley holds a B.S. in Biology from Stanford University. Our board of directors believes that Mr. Malley’s experience in the biopharmaceutical industry, including serving on other boards of directors, and his executive experience qualify him to serve on our board of directors.

Composition of our Board of Directors

Our board of directors currently consists of eight members, all of whom were elected pursuant to the board composition provisions of our voting agreement, which is described under “Certain Relationships and Related Party Transactions—Agreements with Our Shareholders” in this prospectus.

Staggered Board. In accordance with the terms of our amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of shareholders in the year in which their term expires.

•                  Our Class I directors will be John V. Oyler and Ke Tang;

•                  Our Class II directors will be Donald W. Glazer, Michael Goller and Thomas Malley; and

•                  Our Class III directors will be Qingqing Yi, Xiaodong Wang and Ranjeev Krishana.

Audit Committee

Ke Tang, Qingqing Yi and Thomas Malley currently serve on the audit committee, which is chaired by Ke Tang. Our board of directors has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable rules of the NASDAQ Stock Market. Our board of directors has designated each of Ke Tang and Thomas Malley as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

Update to “Executive Compensation” on page 222

The disclosure set forth in the section of the Preliminary Prospectus captioned “Executive Compensation—Non-Employee Director Compensation” has been updated to read as follows:

In 2015, we did not pay the non-employee members of our board of directors for their service as a director other than for reimbursement of expenses. Our policy has been and will continue to be to reimburse any non-employee directors who are not affiliated with an institutional investor of the company for travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors. In 2016, we granted options to a non-employee director who is not affiliated with an institutional investor of the company.

Update to “Certain Relationship and Related Party Transactions” on page 229

The disclosure set forth in the first paragraph of the section of the Preliminary Prospectus captioned “Certain Relationship and Related Party Transactions–Debt Arrangements” has been updated to read as follows:

On February 2, 2011, we issued an 8% senior note for an aggregate principal amount of $10 million to Merck Sharp & Dohme Research GmbH, or MSD. On January 26, 2016, we entered into a note amendment and exchange agreement with MSD to extend the maturity date of this note to May 2, 2016. In addition, if this offering occurs on or prior to May 2, 2016, subject to certain limitations, the outstanding unpaid principal and interest of this note as of the effectiveness date of this registration statement, or the Exchanged Balance, will be automatically exchanged, effective immediately prior to the closing of this offering, into up to a number of our ordinary shares equal to the quotient of (1) the Exchanged Balance divided by (2) the per ordinary share public offering price in this offering. On February 2, 2011 and November 16, 2011, we issued a subordinated convertible promissory note to MSD for an aggregate principal amount of $10 million, which converted into 18,518,519 Series A preferred shares on October 7, 2014. On February 1, 2013, we issued a $3 million subordinated convertible promissory note to MSD, which was repaid in full on October 31, 2013.

Update to “Principal Shareholders” on pages 231–233

The disclosure set forth in the section of the Preliminary Prospectus captioned “Principal Shareholders” has been updated in its entirety to read as follows:

The following table sets forth certain information known to us regarding beneficial ownership of our share capital as of December 31, 2015 by:

•                  each person, our group of affiliated persons, known by us to be the beneficial owner of more than 5% of any class our voting securities;

•                  each of our named executive officers;

•                  each of our directors and director nominee; and

•                  all of our executive officers, directors and director nominee as a group.

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all securities shown as beneficially owned by them.

Certain of our existing shareholders have indicated an interest in purchasing an aggregate of up to 50% of the ADSs in this offering at the initial public offering price and on the same terms as the other investors in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these shareholders may determine to purchase fewer ADSs than they indicate an interest in purchasing or not to purchase any ADSs in this offering. It is also possible that these shareholders could indicate an interest in purchasing more ADSs. In addition, the underwriters could determine to sell fewer ADSs to any of these shareholders than the shareholders indicate an interest in purchasing or not to sell any ADSs to these shareholders. The figures in the table below do not reflect any potential purchases of the ADSs in this offering by these shareholders.

The table lists applicable percentage ownership based on 316,164,735 ordinary shares outstanding as of December 31, 2015, which includes 199,990,641 ordinary shares resulting from the conversion of all outstanding preferred shares upon the closing of this offering, as if this conversion had occurred as of December 31, 2015 and includes 44,444 issued but unvested restricted shares, and also lists applicable percentage ownership based on 395,760,344 ordinary shares assumed to be outstanding after the closing of this offering assuming the underwriters do not exercise their option to purchase additional ADSs. These amounts assume (1) the conversion of all of our outstanding preferred shares into ordinary shares, which will occur immediately prior to the closing of this offering, and (2) the exchange of the outstanding balance of the senior promissory note as of September 30, 2015 into 8,095,609 ordinary shares upon the closing of this offering, computed based upon an assumed initial public offering price of $23.00 per ADS, the midpoint of the estimated price range set forth on the cover page of this prospectus.. Options or warrants to purchase ordinary shares that are exercisable within 60 days of December 31, 2015 are deemed to be beneficially owned by the persons holding these options or warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

Unless otherwise noted below, the address of each person listed on the table is: c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108, Cayman Islands.

		Percentage of
	Number of	Ordinary
	Ordinary Shares	Shares
	Beneficially	Beneficially Owned
Name and Address of Beneficial Owner	Owned Prior to this Offering	Prior to this Offering	After this Offering
5% or Greater Shareholders
Entities affiliated with Baker Bros. Advisors LP(1)	80,334,757	25.2%	20.2%
Hillhouse BGN Holdings Limited(2)	30,626,779	9.7	7.7
Merck Sharp & Dohme Research GmbH(3)	23,646,724	7.5	8.0
CB Biotech Investment Limited(4)	19,601,138	6.2	5.0
Named Executive Officers, Directors and Director Nominee
John V. Oyler(5)	77,882,537	24.6	19.7
Howard Liang	—	—	—
RuiRong Yuan	—	—	—
Michael Goller	—	—	—
Donald W. Glazer(6)	7,632,000	2.4	1.9
Ranjeev Krishana	—	—	—
Ji Li	—	—	—
Ke Tang	—	—	—
Qingqing Yi	—	—	—
Thomas Malley	—	—	—
Xiaodong Wang(7)	17,025,275	5.4	4.3
All Directors, Director Nominee and Executive Officers as a Group (13 persons)(8)	103,231,478	32.5%	26.0%

(1)                                 Consists of (i) 44,572,171 ordinary shares issuable upon conversion of Series A preferred shares, 26,292,961 ordinary shares issuable upon conversion of Series A-2 preferred shares and 2,296,890 ordinary shares issuable upon exercise of a warrant currently exercisable and directly held by Baker Brothers Life Sciences, L.P.; (ii) 4,382,118 ordinary shares issuable upon conversion of Series A preferred shares, 1,912,167 ordinary shares issuable upon conversion of Series A-2 preferred shares and 238,850 ordinary shares issuable upon exercise of a warrant currently exercisable and directly held by 667, L.P.; and (iii) 582,747 ordinary shares issuable upon conversion of Series A preferred shares and 56,853 ordinary shares issuable upon exercise of a warrant currently exercisable and directly held by 14159, L.P. Baker Bros. Advisors LP is the investment advisor of each of these funds and has sole voting and investment power with respect to the shares held by these funds. Baker Bros. Advisors (GP) LLC is the sole general partner of Baker Bros. Advisors LP. The managing members of Baker Bros. Advisors (GP) LLC are Julian C. Baker and Felix J. Baker. Julian C. Baker and Felix J. Baker disclaim beneficial ownership of all shares except to the extent of their pecuniary interest. The address for each of these entities is 667 Madison Avenue, 21st Floor, New York, NY 10065.

(2)                                 Consists of (i) 14,814,814 ordinary shares issuable upon conversion of Series A preferred shares; and (ii) 15,811,965 ordinary shares issuable upon conversion of Series A-2 preferred shares. Hillhouse BGN Holdings Limited is owned by Hillhouse Fund II, L.P., which is a Cayman Islands limited partnership. Hillhouse Capital Management, Ltd. acts as the sole management company of Hillhouse Fund II, L.P. Mr. Lei Zhang may be deemed to have controlling power over Hillhouse Capital Management, Ltd. Mr. Lei Zhang disclaims beneficial ownership of all of the shares held by Hillhouse Fund II, L.P., except to the extent of his pecuniary interest therein. The registered address of Hillhouse BGN Holdings Limited is c/o Citco B.V. I. Limited, Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

(3)                                 Consists of (i) 18,518,519 ordinary shares issuable upon conversion of Series A preferred shares; and (ii) 5,128,205 ordinary shares issuable upon conversion of Series A-2 preferred shares directly held by Merck Sharp & Dohme Research GmbH. The directors of Merck Sharp & Dohme Research GmbH are Christoph Brombacher, Franz Escherich, Cedric Kineider, Michael Rowley and Mehmet Yavuz, who may be deemed to have voting and dispositive power over the shares held by Merck Sharp & Dohme Research GmbH. Christoph Brombacher, Franz Escherich, Cedric Kineider, Michael Rowley and Mehmet Yavuz disclaim beneficial ownership of all shares except to the extent of their pecuniary interest. The address for this entity is Weystrasse 20, CH-6000, Lucerne 6, Switzerland. The number of shares beneficially owned after this offering includes an additional 8,095,609 ordinary shares held upon the exchange of the outstanding balance of the senior promissory note as of September 30, 2015 at the closing of this offering, computed based upon an assumed initial public offering price of $23.00 per ADS, the midpoint of the estimated price range set forth on the cover page of this prospectus.

(4)                                 Consists of (i) 14,814,814 ordinary shares issuable upon conversion of Series A preferred shares; and (ii) 4,786,324 ordinary shares issuable upon conversion of Series A-2 preferred shares directly held by CB Biotech Investment Limited, which is wholly owned by CPEChina Fund, L.P., a Cayman Islands limited partnership. CITIC PE Associates, L.P. is a Cayman Islands limited partnership and acts as the sole general partner of CPEChina Fund, L.P. CITIC PE Funds Limited is a Cayman Islands exempted company with limited liability and acts as the sole general partner of CITIC PE Associates, L.P. The directors of CITIC PE Funds Limited, Mr. Jianbiao Zhu and Ms. Ching Nar Cindy Chan may be deemed to have controlling power over CITIC PE Funds Limited. Each of Mr. Jianbiao Zhu and Ms. Ching Nar Cindy Chan disclaims beneficial ownership of all of the shares held by CB Biotech Investment Limited, except to the extent of his or her pecuniary interest therein. The address for CB Biotech Investment Limited is c/o Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(5)                                 Consists of (i) 50,381,969 ordinary shares held directly by Mr. Oyler; (ii) 9,340,603 ordinary shares issuable upon conversion of Series A preferred shares held directly by Mr. Oyler; (iii) 10,000,000 ordinary shares held for the benefit of Mr. Oyler in a Roth IRA PENSCO trust account; (iv) 57,777 Series A preferred shares issuable upon exercise of warrant exercisable within 60 days after December 31, 2015; (v) 102,188 ordinary shares held by The John Oyler Legacy Trust for the benefit of his minor child, for which Mr. Oyler disclaims beneficial ownership; and (vi) 8,000,000 ordinary shares held for the benefit of Mr. Oyler in a grantor retained annuity trust.

(6)                                 Consists of (i) 5,132,000 ordinary shares held directly by Mr. Glazer; and (ii) 2,500,000 ordinary shares held for the benefit of Mr. Glazer in a Roth IRA PENSCO trust account.

(7)                                 Consists of (i) 16,381,475 ordinary shares held directly by Dr. Wang; (ii) 447,935 shares issuable to Dr. Wang upon exercise of share options exercisable within 60 days after December 31, 2015; and (iii) 195,865 ordinary shares held in a UTMA account for Dr. Wang’s minor child, for which Dr. Wang disclaims beneficial ownership.

(8)                                 Includes 997,378 ordinary shares issuable upon exercise of options and warrants within 60 days of December 31, 2015.

Update to “Description of Share Capital” on page 247

The relevant disclosure set forth in the section of the Preliminary Prospectus captioned “Description of Share Capital—Registration Rights” has been updated to read as follows:

Demand Registration Rights

Upon the completion of this offering, the holders of 271,592,043 shares of our ordinary shares, including shares issued upon the conversion of preferred shares and issuable upon exercise of the warrants, or their permitted transferees, are entitled to demand registration rights. These shares do not include any that will be owned by MSD upon the exchange of the senior promissory note at the completion of this offering andany that may be purchased in connection with this offering by two existing shareholders, Hillhouse BGN Holdings Limited and entities affiliated with Baker Bros. Advisors LP. Under the terms of the Investors’ Rights Agreement, we will be required, upon the written request of holders (other than key holders) of at least 11.37%, or key holders of at least 13.71%, of the registrable securities, including ordinary shares, ordinary shares issued pursuant to conversion of our preferred shares or derivative securities held by the holders or key holders, to file a registration statement covering, and use our commercially reasonable efforts to effect the registration of the shares requested to be registered for public resale. We are required to effect only two registrations pursuant to this provision of the Investors’ Rights Agreement. A demand for registration may not be made until six months after the completion of this offering.

Short Form Registration Rights

Upon the completion of this offering, the holders of 271,592,043 shares of our ordinary shares, including shares issued upon the conversion of preferred shares and issuable upon exercise of the warrants, or their permitted transferees are also entitled to short form registration rights. These shares do not include any that will be owned by MSD upon the exchange of the senior promissory note at the completion of this offering and any that may be purchased in connection with this offering by two existing shareholders, Hillhouse BGN Holdings Limited and entities affiliated with Baker Bros. Advisors LP. If at any time we are eligible to file a registration statement on Form S-3, upon the written request of holders of at least 11.37% (other than key holders), or key holders of at least 13.71%, of the registrable securities, including ordinary shares, ordinary shares issued pursuant to conversion of our preferred shares or derivative securities held by the holders or key holders, to sell registrable securities at an aggregate price of at least $5,000,000, we will be required to file a registration statement covering, and use our commercially reasonable efforts to effect a registration of, such shares. We are required to effect only two registrations in any 12-month period pursuant to this provision of the Investors’ Rights Agreement.

Piggyback Registration Rights

Upon the completion of this offering, the holders of 271,592,043 shares of our ordinary shares, including shares issued upon the conversion of preferred shares and issuable upon exercise of the warrants, or their permitted transferees, are entitled to piggyback registration rights. These shares do not include any that will be owned by MSD upon the exchange of the senior promissory note at the completion of this offering and any that may be purchased in connection with this offering by two existing shareholders, Hillhouse BGN Holdings Limited and entities affiliated with Baker Bros. Advisors LP. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters believe that including these shares would adversely affect the offering.

Update to “Description of American Depositary Shares” on page 248

The relevant disclosure set forth in the second paragraph of the section of the Preliminary Prospectus captioned “Description of American Depositary Shares” has been updated to read as follows:

We have appointed Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6.  You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-209044 when retrieving such copy.

Update to “Shares and American Depositary Share Eligible for Future Sale” on pages 260–261

The relevant disclosure set forth in the first paragraph of the section of the Preliminary Prospectus captioned “Shares and American Depositary Share Eligible for Future Sale” has been updated to read as follows:

Upon completion of this offering, we will have 5,500,000 ADSs outstanding representing approximately 18% of our ordinary shares (or 6,325,000 ADSs outstanding representing approximately 21% of our ordinary shares, if the underwriters exercise in full their option to purchase additional ADSs), based on the number of ordinary shares outstanding as of September 30, 2015. This does not include 10,685,166 ordinary shares, representing 2.7% of our outstanding ordinary shares immediately after this offering, that will not be subject to lock-up agreements and may be freely converted into ADSs after this offering from time to time. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Rule 144 under the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding ordinary shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of the ADSs acquired in this offering by our affiliates.

The relevant disclosure set forth in the first bulletpoint of the subsection captioned “Rule 144” has been revised to read as follows:

1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 3,957,603 ordinary shares immediately after this offering; and

Update to “Taxation” on page 269

We added the following disclosure to  the section of the Preliminary Prospectus captioned “Taxation—Material United States Federal Income Tax Considerations:”

Controlled Foreign Corporation Considerations

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. A non-U.S. corporation generally will be classified as a CFC for U.S federal income tax purposes if Ten Percent Shareholders own in the aggregate, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a U.S. person (as defined by the Code), who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. We may currently be a CFC and/or we may be a CFC after the completion of the offering. Holders are urged to consult their own tax advisors with respect to our potential CFC status and the consequences thereof.

Update to “Financial Statements” on pages F-52 and F-69

We added the following disclosure to the section of the Preliminary Prospectus captioned “Financial Statements:”

On January 26, 2016, the Company entered into a note amendment and exchange agreement with Merck Sharp to extend the maturity date of the Senior Promissory Note to May 2, 2016. In addition, if the IPO occurs on or prior to May 2, 2016, subject to certain limitations, the outstanding unpaid principal and interest of this Senior Promissory Note as of the effectiveness date of the Company’s IPO (the “Exchanged Balance”), will be automatically exchanged, effective immediately prior to the closing of the IPO, into up to a number of the Company’s ordinary shares equal to the quotient of (1) the Exchanged Balance divided by (2) the per ordinary share public offering price in the IPO.

We have filed a registration statement (including the Preliminary Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, or email: prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, United States, Attention: Prospectus Department; or Cowen and Company, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, United States, Attn.: Prospectus Department or by calling +1 (631) 274 2806.

This communication should be read in conjunction with our Preliminary Prospectus dated January 19, 2016.